Exhibit 3.2
Cach Foods, Inc.
Form SB-2

  2    The Articles have been amended as follows (provide article numbers if available):

Article I: The name of the corporation (which is hereinafter referred to as the "Corporation") is Cach Foods, Inc.

Article III: The purpose of the Corporation is to be a snack food wholesale merchandiser. Also, to acquire, develop, explore and otherwise deal in and with all kinds of real and personal property and all related activities, and for any and all other lawful acts or activities for which corporations may be organized under the provisions of Chapter 78 of the Nevada Revised Statutes.

Article IV: The shareholders and Board of Directors voted on and approved a 2-for-1 forward split of the common stock. Following the forward split of the common stock, there will be 12,000,000 common shares issued and outstanding at a par value of $0.0005 per share, and the number of shares of Common Stock which the Corporation shall have authority to issue will be 100,000,000 shares at a par value of $0.0005 per share.

Article XII: The name and address of each incorporator of the Corporation is:

          Name                		Address
          Cornelius A. Hofman   PO Box 4669, Pocatello, ID 83205

Article XIII:  The name and address of each member of the Board
          Of Directors of the Corporation is:

          Name              			  Address
          Cornelius A. Hofman   PO Box 4669, Pocatello, ID 83205

	    Kelly O. McBride      340 East Whitman Street,
          				  Pocatello, ID 83201

                               E-8
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